Shengfeng Development Limited

November 25, 2022

Via EDGAR

Ms. Irene Barberena-Meissner

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Shengfeng Development Limited
Amendment No. 1 to Registration Statement on Form F-1 Filed October 31, 2022 File No. 333-267367

Dear Ms. Barberena-Meissner:

This letter is in response to the letter dated November 16, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Shengfeng Development Limited (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment to Registration Statement on Form F-1 (the “Second Amendment”) is being submitted confidentially to accompany this letter.

Amendment No. 1 to Registration Statement on Form F-1 Filed on October 31, 2022

Cover Page

1. We note the disclosure that you plan to apply to list your Class A Ordinary Shares on the Nasdaq Capital Market. Please revise to update this disclosure as appropriate.

Response: In response to the Staff’s comment, we updated on the cover page of the Second Amendment to disclose that we have applied to list our Class A Ordinary Shares on the Nasdaq Capital Market.

Risks Relating to this Offering and the Trading Market

The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, page 54

2. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Please revise this risk factor to address the potential for rapid price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility may make it difficult for prospective investors to assess the rapidly changing value of your stock.

Response: In response to the Staff’s comment, we revised our disclosure in the Second Amendment to include in the risk factors on pages 13 and 59 that the price of our Class A Ordinary Shares could be subject to rapid and substantial volatility, and that such volatility may make it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

Notes to Consolidated Financial Statements

Note 2. Summary of significant accounting policies, page F-11

3. Please revise your disclosure to include a statement that the interim financial statements include all adjustments that, in the opinion of management, are necessary to a fair statement of the results for the interim periods presented. In addition, if all such adjustments are of a normal recurring nature, a statement to that effect shall be made; otherwise, there shall be furnished information describing in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of the results shown. Refer to Item 8.A.5 of Form 20-F and Rule 1001(b)(8) of Regulation S-X.

Response: In response to the Staff’s comments, we revised our disclosure in Note 2 on page F-11 of the Registration Statement accordingly.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Yongxu Liu
Name:	Yongxu Liu
Title:	Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC